July 18, 2005

Via facsimile at (949) 341-0060 and U.S. Mail

Thomas Hemingway
Chief Executive Officer
Becoming Art, Inc.
One Technology Drive
Building H
Irvine, CA  92618

Re:	Becoming Art, Inc.
Information Statement Pursuant to Section 14(f) of the Securities
Exchange Act of 1934 and Rule 14f-1 thereunder
Filed July 8, 2005
File Number 5-80672

Dear Mr. Hemingway:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.
Schedule 14F-1
Voting Securities and Principal Shareholders
1. In the second paragraph under "Voting Securities of the Company," you indicate that additional shares will be issued pursuant to the CBC Agreement, however, you do not indicate the amount. Please revise.

2. In the discussion that appears under "Security Ownership of Certain Beneficial Owners and Management," you provide the information as of June 28th, reflecting a date before completion of the merger, however you do not indicate the total number of shares outstanding as of such date so that readers may discern how you are arriving at the percentages you disclose. Please revise.
3. Further, in the table reflecting beneficial ownership information as to June 29, 2005, you indicate in footnote 2 that this amount includes shares held by prior officers and director which are still outstanding. Are these the same shares that are subject to cancellation, pending satisfaction of certain contingencies? If so, please revise to disclose this and explain what those contingencies are so that readers can appreciate how much longer those shares are expected to be outstanding.
4. We note that some of your shareholders, including your officers and directors that have recently resigned, beneficially owned greater than 5% of your common stock prior to surrendering these shares. Our records indicate, however, that none of these persons has filed beneficial ownership reports on Schedule 13D or 13G pursuant to Sections 13(d) and 13(g) of the Exchange Act of 1934 and Rule 13d-1.
Please advise.

Form 8-K Filed on July 5, 2005
5. We note that this document was originally filed pursuant to Item
1.01 of Form 8-K and was subsequently amended on July 8, 2005 to include disclosure required pursuant to Item 9.01. It appears that
Items 3.02 and 5.01 to Form 8-K are also applicable to this change of control transaction. Please revise to file an amended Form 8-K reflecting these additional items and the related disclosure, or tell us why you believe those items are not applicable to this transaction.

Closing comment

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of
Corporation Finance in our review of your filing or in response to our comments on your filing.
      Please direct any questions regarding our comments to me at
(202) 551-3264.  You may also reach me via facsimile at (202) 772-
9203.

								Sincerely,



								Mara L. Ransom
								Special Counsel
								Office of Mergers and
Acquisitions


Becoming Art, Inc.
July 18, 2005
Page 1 of 3



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3628

         DIVISION OF
CORPORATION FINANCE